

SEC   07003319   ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- ~~136832~~

67059

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2006___ AND ENDING___12/31/2006___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PTP Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 Batterson Park Road

(No. and Street)

Farmington   **CT**   **06032**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Dalton   317-826-1099

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul E. Cravens, CPA

(Name – *if individual, state last, first, middle name*)

265 Regency Circle   **Lexington**   **KY**   **40503**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

B   **MAR 2 2 2007**

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Wes Wilt_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___PTP Securities, LLC_____ , as of ___12/31_____, 20 07 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                    _____
                                                              Signature

                                                            FinOp
                                                    _____
                                                               Title

_____
            Notary Public

Dianna Shafer
Notary Public-State of Ohio
My Commission Expires 9-7-2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PTP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

Paul E. Cravens
Certified Public Accountant
265 Regency Circle
Lexington, KY 40503
(606) 277-4557

Paul E. Cravens, CPA

265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

INDEPENDENT AUDITOR'S REPORT

February 28, 2007

To The Board of Directors of
PTP Securities, LLC
Farmington, CT 06032

We have audited the balance sheet of PTP Securities, LLC as of December 31, 2006, and the related statement of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTP Securities, LLC as of December 31, 2006, and the results of operation and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul E. Cravens
Certified Public Accountant

PTP SECURITIES, LLC
BALANCE SHEET
December 31, 2006

ASSETS	2006
Current Assets	
Cash – Checking	$56,663
Cash – Savings	$2,116,928
Total current assets	$2,173,591
TOTAL ASSETS	$2,173,591

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$18,268
Total current liabilities	$18,268
EQUITY	
Members Equity	$2,155,323
Total equity	$2,155,323
	-
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$2,173,591

The Notes to Financial Statements are an integral part of these statements

PTP SECURITIES, LLC
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the Year Ended December 31, 2006

	2006
Total Revenues	$2,562,079
General and administrative expenses	($753,064)
Income from operations	$1,809,015
Interest income	$51,527
Net income before taxes and adjustments	$1,860,542
Income tax provision (see notes)	0
Net income	$1,860,542
Member Equity, Beginning of the Year	$498,912
Less: Member Withdrawals	($204,131)
Member Equity, End of Year	$2,155,323

The Notes to Financial Statements are an integral part of these statements.

PTP SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$1,860,542
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in current liabilities:	
Increase in accounts payable and accrued expenses	10,703
Net cash provided by operating activities	$1,871,245
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Withdrawls	$204,131
Net cash provided by financing activities	
Net increase in cash	$1,667,114
Cash, beginning of fiscal year	$506,477
Cash, end of fiscal year	$2,173,591

The Notes to Financial Statements are an integral part of these statements.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	2006
Cash paid during the fiscal year for:	
Interest	0
Income taxes	0

Note 1 **Summary of Significant Accounting Policies**

General:
The company is a private placement only securities broker-dealer.

Revenue Recognition
Purchases and sales of securities and the related commission revenue and expense are generally recorded on settlement date. The investments are valued at market, unrealized gains and losses are included in income.

Note 2 **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $2,155,323, which was $2,150,323 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2006.

Note 3 **Office Furniture & Equipment**

If any were to be placed into service, office equipment & furniture would be stated at cost. Therefore, for financial and income tax purposes accelerated depreciation methods would be used.

Note 4 **Income Taxes**

The company has elected a LLC status, which means that taxes are not accrued at the corporate level, but will pass through to the shareholders, therefore no taxes are accrued.

Note 5 **Cash & Cash Equivalents**

For purposes of the statement of cash flows, cash and cash equivalents are as follows:

Cash in Checking	$ 56,663
Cash in Savings	2,116,928
	$ 2,173,591

Paul E. Cravens, CPA

265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

February 27th, 2007

To The Board Directors of
PTP Securities, LLC

We have audited the financial statements of PTP Securities, LLC, as of December 31, 2006, for the year ended and have issued our report thereon dated February 27, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standard. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal control of PTP Securities, LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness. We did note that the Company has a small office staff and, therefore, limited segregation of duties. Although management is aware of this weakness in internal control and continues to assess exposure in this area, correction of this weakness is currently precluded as a result of the limited number of employees of the Company. Duties should continue to prevent personnel from controlling transactions on a regular basis.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices

and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and National Association of Securities Dealers and should not be used for any other purposes.

Paul E. Cravens
Certified Public Accountant

8

PTP SECURITIES, LLC
SCHEDULE I

Computation of net capital under rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2006

Assets	$2,173,591
Less: Liabilities	$18,268
Total Proprietors Capital	$2,155,323
Less: Non-allowable assets	0
Allowable Net Capital	$2,155,323
Less: Haircuts	0
Total Net Capital	$2,155,323
Required Net Capital	$5,000
Excess Net Capital	$2,150,323
Excess Net Capital at 120% of Required	$2,149,323

PTP SECURITIES, LLC
SCHEDULE II

Reconciliation of Computation of Net Capital
As of December 31, 2006

Net Capital as reported in Company's Part II (unaudited) Focus Report	$2,155,323
Decrease in Net Capital Due to Audit Adjustments	-0-
Net Capital	$2,155,323



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